SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 22, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE

Nokia to publish third quarter 2015 and January-September 2015 interim report on October 29, 2015

Nokia Corporation
Stock Exchange Release
October 22, 2015 at 13:00 (CET +1)

Nokia to publish third quarter 2015 and January-September 2015 interim report on October 29, 2015

Espoo, Finland — Nokia will publish its third quarter 2015 and January-September 2015 interim report on Thursday, October 29, 2015 at approximately 8 AM Finnish time (CET+1). The report will be made available on the Nokia website immediately after publication.

On August 3, 2015, Nokia announced an agreement to sell its HERE digital mapping and location services business to a consortium of leading automotive companies. Nokia will commence reporting its HERE business as discontinued operations beginning in its third quarter 2015 and January-September 2015 report.

Nokia only publishes a summary of its interim reports in stock exchange releases. The summary focuses on the financial information and outlook for Nokia’s continuing operations.

The detailed segment level discussion will be available in the complete third quarter 2015 and January-September 2015 interim report available at http://company.nokia.com/financials. Investors should not solely rely on summaries of Nokia’s reports, and should also review the complete reports with tables.

Conference call to begin at 1:45 PM Finnish time

Nokia’s analyst conference call will begin on October 29 at 1:45 PM Finnish time, i.e. one hour and 15 minutes earlier than usual in Finland, and 15 minutes earlier than usual in the US. A link to the webcast of the conference call will be available at http://company.nokia.com/financials. Media representatives can listen in via the link on that website, or alternatively call +1 888 636 1561, conference code ID: 55477279.

About Nokia
By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence;

and Nokia Technologies provides advanced technology development and licensing. http://www.nokia.com/

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Forward-looking Statements

This stock exchange release contains forward-looking statements, such as statements that relate to Nokia’s future financial expectations and the proposed transaction involving our HERE business. Some of these forward-looking statements can be identified by terms and phrases such as “believe,” “would,” “will,” “may” and similar expressions. These statements are based on current decisions and plans and currently known factors. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties include: the impact of the potential transaction involving HERE, the performance of the global economy, the receipt of regulatory approval for the HERE transactions, the effect of changes in governmental regulations, as well as other risk factors listed from time to time in Nokia’s filings with the U.S. Securities and Exchange Commission.

Enclosures:

Nokia stock exchange release dated October 22, 2015: Nokia to publish third quarter 2015 and January-September 2015 interim report on October 29, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal